McKenna Long & Aldridge LLP
Suite 5300
303 Peachtree Street
Atlanta, Georgia 30308
December 8, 2009
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Mr. Larry M. Spirgel

Re:	ADTRAN, Inc.
Form 10-K for the year ended December 31, 2008
and Document Incorporated by Reference
Filed February 27, 2009
File No. 000-24612
Ladies and Gentlemen:
     On behalf of our client, ADTRAN, Inc. (“ADTRAN” or the “Company”), we are responding to the letter dated November 4, 2009 (the “Comment Letter”) from Larry M. Spirgel, Assistant Director, Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”).
     Set forth below are the responses to the comments of the Commission staff (the “Staff”) provided to us by ADTRAN. For ease of reference, each comment contained in the Comment Letter appears directly above the corresponding response.
Form 10-K for the year ended December 31, 2008
Signatures, page 70

Comment 1.	In your response letter and in future filings, please indicate which officer signed the annual report on behalf of the registrant as its principal accounting officer or controller. Refer to General Instruction D(2) of Form 10-K.
Response:
     As required under the Securities Exchange Act of 1934, James E. Matthews, ADTRAN’s Senior Vice President-Finance, Chief Financial Officer, Treasurer, Secretary and Director, signed the annual report on behalf of ADTRAN as its principal accounting officer. In future filings, ADTRAN will undertake to more specifically identify that Mr. Matthews is signing the annual report on behalf of ADTRAN as its principal accounting officer.

United States Securities and Exchange Commission
December 7, 2009

Definitive Proxy Statement Incorporated By Reference Into Part III of Form 10-K
Compensation Discussion and Analysis, page 10

Comment 2.	We note your disclosure stating that 2008 annual bonuses under the Management Incentive Bonus Plan were determined by a formula based on targeted per-share after tax earnings. In addition, we note your disclosure in the second paragraph on page 16 that 2008 bonuses were established based on a “minimum EPS target” and a “second, higher EPS objective.” In future filings, please disclose the EPS performance targets that must be reached for payment to each officer. See Item 402(b)(2)(v) of Regulation S-K. To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target such as earnings per share for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and actual company results have been disclosed.
Response:
     In future filings, the Company will disclose the EPS targets that must be reached for payment to each officer.
* * * *
     The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
December 7, 2009

     Should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (404) 527-4990 or Mr. James Thornton at (404) 527-8118.

Sincerely,
/s/ Thomas Wardell
Thomas Wardell

cc:	Thomas R. Stanton James E. Matthews